1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 28, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/04/28

Chunghwa Telecom Co., Ltd.

By:	/s/ Tan HoChen
Name:	Tan HoChen
Title:	Chairman & CEO

Exhibit

Exhibit	Description
1.	Financial Statements for the Three Months Ended March 31, 2005 and 2004 and Independent Accountants’ Review Report -ROC GAAP

2.	Financial Statements as of December 31, 2004 and March 31, 2005 (Unaudited) and for Three Months Ended March 31, 2004 and 2005 (Unaudited) -US GAAP

3.	Announcement 2005/04/28: The Company announcing a review report containing other than unqualified regarding 1Q2005

4.	Announcement 2005/04/28: Publication for describing the Company’s financial forecast information reviewed by an independent auditor

5.	Press Release on operating results for the first quarter of 2005 on 4/28/2005.

6.	Press Release on financial forecast for 2005 on 4/28/2005.

Exhibit 1

Chunghwa Telecom Co., Ltd. Financial Statements for the Three Months Ended March 31, 2005 and 2004 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of March 31, 2005 and 2004, and the related statements of operations and cash flows for the three months then ended, all expressed in New Taiwan thousand dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

A stated in Note 9 to the financial statements, we did not review the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,410,062 thousand and NT$1,424,068 thousand as of March 31, 2005 and 2004 and the equity in their net gain (loss) were (NT$18,973) thousand and NT$4,586 thousand for the three months then ended.

Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company’s accounts are subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2003 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

April 15, 2005

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in New Taiwan Thousand Dollars, Except Par Value Data)

(Reviewed, Not Audited)

	March 31
	2005		2004
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$33,168,410	7	$28,548,794	6
Short-term investments (Notes 2 and 5)	17,067,596	4	—	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,548,208 thousand in 2005 and $2,459,928 thousand in 2004 (Notes 2 and 6)	11,842,302	2	13,800,279	3
Other current monetary assets	1,438,620	—	1,659,265	—
Inventories, net (Notes 2 and 7)	1,100,241	—	1,379,435	—
Deferred income taxes (Notes 2 and 16)	12,390,328	3	12,035,518	3
Other current assets (Note 8)	3,341,940	1	3,222,801	1

Total current assets	80,349,437	17	60,646,092	13

INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS (Notes 2, 9 and 20)
Funds	2,000,000	—	2,000,000	—
Investments accounted for using the equity method	1,410,062	—	1,424,068	—
Investments accounted for using the cost method	2,605,956	1	2,076,603	1

Investment in unconsolidated companies and funds	6,016,018	1	5,500,671	1

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 10 and 19)
Cost
Land	101,837,988	22	101,826,282	22
Land improvements	1,458,302	—	1,435,114	—
Buildings	56,582,569	12	53,921,070	12
Machinery and equipment	22,126,934	5	22,854,520	5
Telecommunications network facilities	621,407,456	131	615,185,913	131
Miscellaneous equipment	2,078,485	—	2,139,577	—

Total cost	805,491,734	170	797,362,476	170
Revaluation increment on land	5,951,339	1	5,951,541	1

	811,443,073	171	803,314,017	171
Less: Accumulated depreciation	467,909,502	98	451,281,531	96

	343,533,571	73	352,032,486	75
Construction in progress and advances related to acquisitions of equipment	29,212,447	6	38,690,430	8

Property, plant and equipment, net	372,746,018	79	390,722,916	83

INTANGIBLE ASSETS
3G concession (Note 2)	10,179,000	2	10,179,000	2
Deferred pension cost (Note 2 and 18)	2,303,310	1	950,809	—
Patents and computer software, net (Note 2)	182,848	—	241,255	—

Total intangible assets	12,665,158	3	11,371,064	2

OTHER ASSETS
Refundable deposits	1,417,203	—	1,040,143	1
Overdue receivables, net of allowance for losses of $1,749,634 thousand in 2005 and $4,434,032 thousand in 2004 (Notes 2 and 6)	461,338	—	851,111	—
Deferred income taxes - non-current (Notes 2 and 16)	—	—	14,256	—
Other	354,134	—	411,512	—

Total other assets	2,232,675	—	2,317,022	1

TOTAL	$474,009,306	100	$470,557,765	100

	March 31
	2005		2004
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable	$11,323,868	2	$11,506,670	3
Income tax payable (Notes 2 and 16)	8,107,947	2	7,531,525	2
Accrued expenses (Notes 11 and 19)	11,557,479	2	11,394,816	2
Accrued pension liabilities (Notes 2 and 18)	2,244,403	1	4,124,082	1
Current portion of long-term loans (Note 13)	200,000	—	200,000	—
Other current liabilities (Notes 12 and 19)	17,491,011	4	18,129,580	4

Total current liabilities	50,924,708	11	52,886,673	12

LONG-TERM LIABILITIES
Long-term loans (Note 13)	300,000	—	500,000	—
Deferred income	349,932	—	382,723	—

Total long-term liabilities	649,932	—	882,723	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 10)	94,986	—	211,182	—

OTHER LIABILITIES
Customers’ deposits	5,893,261	1	5,440,666	1
Other	209,195	—	190,506	—

Total other liabilities	6,102,456	1	5,631,172	1

Total liabilities	57,772,082	12	59,611,750	13

STOCKHOLDERS’ EQUITY (Notes 2, 10 and 14)
Capital stock - $10 par value; authorized, issued and outstanding - 9,647,725 thousand shares	96,477,249	20	96,477,249	20

Capital surplus:
Paid-in capital in excess of par value	214,529,603	46	214,538,597	46
Capital surplus from revaluation of land	5,856,353	1	5,740,358	1
Donations	13,170	—	13,170	—

Total capital surplus	220,399,126	47	220,292,125	47

Retained earnings:
Legal reserve	34,286,147	7	29,436,072	6
Special reserve	2,675,941	1	2,675,419	1
Unappropriated earnings	62,403,526	13	62,065,672	13

Total retained earnings	99,365,614	21	94,177,163	20

Other adjustment
Cumulative translation adjustments	(4,765)	—	(522)	—

Total stockholders’ equity	416,237,224	88	410,946,015	87

TOTAL	$474,009,306	100	$470,557,765	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 15, 2005)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in New Taiwan Thousand Dollars, Except Earnings Per Share Data)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2005		2004
	Amount	%	Amount	%
SERVICE REVENUES	$43,999,505	100	$44,988,681	100

COSTS OF SERVICES (Note 19)	22,452,746	51	22,364,867	49

GROSS PROFIT	21,546,759	49	22,623,814	51

OPERATING EXPENSES
Marketing	5,639,590	13	5,712,491	13
General and administrative	756,187	2	698,047	1
Research and development	774,059	2	742,861	2

Total operating expenses	7,169,836	17	7,153,399	16

INCOME FROM OPERATIONS	14,376,923	32	15,470,415	35

OTHER INCOME
Penalties income	299,393	1	217,170	1
Foreign exchange gain, net	141,445	—	52,930	—
Interest	82,062	—	33,084	—
Dividends income	57,881	—	28,434	—
Equity in net gain of unconsolidated companies	—	—	4,586	—
Income from sale of scrap	46,304	—	146,637	—
Other income	180,610	1	130,712	—

Total other income	807,695	2	613,553	1

OTHER EXPENSES
Equity in net loss of unconsolidated companies	18,973	—	—	—
Losses on disposal of property, plant and equipment	18,341	—	11,639	—
Interest	209	—	114	—
Other expense	532,996	1	515,808	1

Total other expenses	570,519	1	527,561	1

INCOME BEFORE INCOME TAX	14,614,099	33	15,556,407	35

INCOME TAX (Notes 2 and 16)	2,987,165	7	2,649,517	6

NET INCOME	$11,626,934	26	$12,906,890	29

(Continued)

	Three Months Ended March 31
	2005		2004
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income
EARNINGS PER SHARE
Basic net income per share (Notes 2 and 17)	$1.51	$1.21	$1.61	$1.34

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 15, 2005)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in New Taiwan Thousand Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$11,626,934	$12,906,890
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	217,052	470,552
Depreciation and amortization	10,279,808	10,304,291
Gain on disposal of short-term investments	(372)	—
Reversal of allowance for losses on inventories	(12,416)	(1,297)
Losses on disposal of property, plant and equipment	18,341	11,639
Equity in net loss (gain) of unconsolidated companies	18,973	(4,586)
Deferred income taxes	(100,367)	35,172
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	1,749,283	67,679
Other current monetary assets	75,104	(28,479)
Inventories	298,570	(800,382)
Other current assets	(2,646,407)	(2,690,567)
Overdue receivables	(277,126)	(181,425)
Increase (decrease) in:
Trade notes and accounts payable	(3,119,634)	435,777
Income tax payable	3,075,951	2,607,759
Accrued expenses	(2,796,291)	(2,783,129)
Accrued pension liabilities	(832,372)	(8,012)
Other current liabilities	284,143	(461,282)
Deferred income	(11,197)	(36,314)

Net cash provided by operating activities	17,847,977	19,844,286

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and sale of short-term investment, net	(7,940,295)	—
Proceeds from disposal of property, plant and equipment	—	780
Acquisitions of property, plant and equipment	(5,266,784)	(5,108,250)
Acquisitions of patents and computer software	(11,351)	(52,592)
Decrease (increase) in other assets	(100,932)	1,032,230

Net cash used in investing activities	(13,319,362)	(4,127,832)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on principal of long-term loans	(200,000)	—
Decrease in customers’ deposits	(448,913)	(668,080)
Increase (decrease) in other liabilities	5,897	(52,609)

Net cash used in financing activities	(643,016)	(720,689)

(Continued)

	Three Months Ended March 31
	2005	2004
NET INCREASE IN CASH AND CASH EQUIVALENTS	$3,885,599	$14,995,765

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	29,282,811	13,553,029

CASH AND CASH EQUIVALENTS, END OF PERIOD	$33,168,410	$28,548,794

SUPPLEMENTAL INFORMATION
Interest paid	$209	$114

Income tax paid	$16,341	$6,585

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200,000	$200,000

Reclassification of reserve for land value incremental tax to capital surplus	$116,196	$—

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated April 15, 2005)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to form Chunghwa and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in various stages. In July 2000, the Company received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of the Company’s common shares were sold by an auction, in connection with the foregoing privatization plan, in domestic public offerings in June 2001, December 2002, March 2003, April 2003 and July 2003. Certain of the Company’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) in July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC intends to continue to sell certain of the Company’s common shares in the ROC and throughout the privatization process to the Company’s employees. The MOTC has sold 35.11% shares of its shares in the Company as of March 31, 2005.

The number of employees as of March 31, 2005 and 2004 are 28,035 and 29,038, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with relevant regulations, regulations governing the preparation of financial statements of public companies and accounting principles generally accepted in the Republic of China. The preparation of financial statements requires management to make certain estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues and expenses of the Company. The Company continually evaluates these estimates, including those related to allowances for doubtful accounts, valuation allowances on inventories, useful lives of long term assets, pension plans and income tax. The Company bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Basis of Presentation

As a state-owned company, the Company maintains statutory accounts in accordance with the laws and regulations issued by the Executive Yuan, the MOTC, the Ministry of Audit (the “MOA”) of the Control Yuan and, in the absence of any specific laws and regulations applicable to a particular transaction or account, the regulations governing the preparation of financial statements of public companies and generally accepted accounting principles in the Republic of China. The accounts are subject to annual examinations by the Directorate General of Budget, Accounting and Statistics (the “DGBAS”) of the Executive Yuan and by the MOA (DGBAS and MOA are hereinafter referred to as “government agencies”). The objective of these examinations is to evaluate the Company’s performance against the budget approved by the Legislative Yuan. The accounts are considered final only after any adjustments based on the annual examinations are taken into account. The accounts for the year ended December 31, 2003 have been examined by these government agencies and resulting adjustments were recorded retroactively.

Current Assets and Liabilities

Current assets are commonly identified as those which are reasonably expected to be realized in cash; or sold or consumed within one year. Current liabilities are obligations which mature within one year.

Cash and Cash Equivalents

Cash and cash equivalents are commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

The investments are carried at the lower of cost or market value. An allowance for decline in value is provided when the aggregate carrying value of the investments exceeds the aggregate market value. A reversal of the allowance will result from a subsequent recovery of the carrying value.

The cost of short-term investments sold are determined using the moving weighted-average method.

Allowance for Doubtful Receivables

Allowance for doubtful receivables is provided on the basis of review of the collectibility of individual receivables.

Inventories

Inventories are stated at the lower of cost (weighted-average cost method) or market value (replacement cost or net realizable value).

Investments in Unconsolidated Companies

Investments in shares of stock in companies where the Company exercises significant influence in their operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments. Unrealized profits arising from downstream transactions to equity investees are deferred in the Company’s portion of equity income or loss. Profits and losses arising from equipment purchases from equity investees are eliminated and recognized over the estimated remaining useful life of the equipment.

Investments in shares of stock with no readily determinable market value are accounted for using the cost method when the ownership is less than 20%. Reductions in carrying value of those investments less reductions for decline in value are charged to stockholders’ equity. Reductions which are determined to be other than temporary are charged to current income. Cash dividends received are recorded as income.

Stock dividends received are accounted for as increases in the number of shares hold but not recognized as income.

The cost of investments sold is determined using the weighted-average method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

The Company adopted ROC Financial Accounting Standards No. 35, “Accounting for the Impairment of Long-lived Assets” on December 31, 2004.

An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated depreciation. An impairment loss on a revalued asset is recognized directly against capital surplus from revaluation for the asset to the extent that the impairment loss does not exceed the amount in the capital surplus from revaluation for that same asset. A reversal of an impairment loss on a revalued asset is credited directly to capital surplus from revaluation under the heading capital surplus from revaluation. However, to the extent that an impairment loss on the same revalued asset was previously recognized in profit or loss, a reversal of that impairment loss is also recognized in profit or loss.

Depreciation expense is determined based upon the asset’s estimated useful life using the straight-line method. The estimated useful lives are as follows: land improvements, 10 to 30 years; buildings, 10 to 60 years; machinery and equipment, 6 to 10 years; telecommunication network facilities, 6 to 15 years; and miscellaneous equipment, 3 to 10 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Intangible Assets

The amount recorded for the 3G Concession will be amortized upon the MOTC approval of using the straight-line method over the lower of the legal useful life or estimated useful life. Patents are amortized using the straight-line method over the estimated useful lives ranging from 12 to 20 years. Computer software costs are capitalized and amortized using the straight-line method over the estimated useful lives of three years.

An impairment loss is recognized when the recoverable amount of an intangible asset other than goodwill is less than its carrying amount. A reversal of the impairment loss is recognized if there is a subsequent recovery in the value of the asset. The recoverable amount cannot exceed the original cost less accumulated amortization.

Pension Costs

Pension costs are recognized according to the budget approved by the Legislative Yuan and the actuarial report. In addition, the DGBAS issued instructions that the pension costs of all state-owned companies to be privatized should be measured and recognized on the assumption that there is no privatization and that an additional amount should be calculated on the basis of the employees’ service years if the additional amount does not reduce the budgeted net income. An additional minimum liability is recognized, if an unfunded accumulated benefit obligation exists, and an equal amount is recognized as an intangible asset, provided that the asset recognized does not exceed the amount of unrecognized net transition obligation and unrecognized prior service cost.

Revenue Recognition

Revenues are recognized when revenues are realized or realizable and earned. Related costs are expensed as incurred.

Service revenue is based on the fair value of the sales price, after business discount and quantity discount, between the Company and customer. The sales price of service revenue is the amount which matures within one year. The difference between fair value and maturity value is not material and the transactions occur frequently so the interest factor is not included in calculating fair value.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees are recognized upon activation, (b) fixed-monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Expense Recognition

Expenses including commissions paid to agencies and handset subsidy costs paid to a vendor that sells a handset to a customer who subscribes to the service, as an inducement to enter into a service contract, are charged to income as incurred.

Income Tax

The Company accounts for income tax using the asset and liability method. Under this method, deferred income tax is recognized for investment tax credits and tax consequences of differences between financial statement carrying amounts and their respective tax bases. A valuation allowance is recognized if, available evidence indicates it is more likely than not that a portion or the entire deferred tax asset will not be realized. A deferred tax asset or liability should be classified as current or non-current according to the classification of its related asset or liability. However, if a deferred asset or liability cannot be related to an asset or liability in the financial statements, it should be classified as current or non-current depending on the expected reversal date of the temporary difference.

Investment tax credits utilized are recognized as reduction of income tax expense.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings are recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period.

Foreign-currency Transactions

The functional currency of the Company is the local currency, the New Taiwan dollar. Thus, the transactions of the Company that are denominated in currencies other than the New Taiwan dollars (the “foreign currency”) are recorded in New Taiwan dollars at the exchange rates prevailing on the transaction dates. Gains or losses realized upon the settlement of a foreign currency transaction are included in the period in which the transaction is settled. The balances, at the balance sheet dates, of the foreign currency assets and liabilities are adjusted to reflect the prevailing exchange rates, and the resulting differences are recorded as follows:

a.	Long-term stock investments accounted for by the equity method - as cumulative translation adjustment under stockholders’ equity; and

b.	Other assets and liabilities - credited or charged to current income.

Foreign Currency Forward Exchange Contracts

The Company enters into foreign currency forward contracts to manage currency exposures in foreign currency-denominated assets and liabilities. The differences in the New Taiwan dollar amounts translated using the current rate and the amounts translated using the contracted forward rates on the contract date are amortized over the terms of the forward contracts using the straight-line method. At the balance sheet dates, the receivables or payables arising form forward contracts are restated using the prevailing current rate at the balance sheet date and the resulting differences are recognized and charged to income. Also the receivables and payables related to the forward contract are netted with the resulting amount presented as either other current monetary asset or other current liability. Any resulting gain or loss upon settlement is charged to income in the period of settlement.

3.	ADJUSTMENTS OF FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

The Company’s financial statements for the year ended December 31, 2003 had been examined by the government agencies, and the resulting adjustments had been recorded retroactively as of December 31, 2003. The effects of these adjustments are summarized as follows:

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Balance sheet

Assets
Current assets	$43,022,523	$1,262	$43,023,785
Investments in unconsolidated companies and Funds	5,496,085	—	5,496,085
Property, plant and equipment, net	397,956,847	—	397,956,847
Intangible assets	10,857,912	—	10,857,912
Other assets	3,490,012	—	3,490,012

Total assets	$460,823,379	$1,262	$460,824,641

(Continued)

	As Previously Reported	Adjustment Increase (Decrease)	As Adjusted
Liabilities
Current liabilities	$55,604,332	$43,403,166	$99,007,498
Long-term liabilities	1,119,037	—	1,119,037
Reserve for land value incremental tax	211,182	—	211,182
Other liabilities	5,849,703	—	5,849,703

Total liabilities	62,784,254	43,403,166	106,187,420

Total stockholders’ equity	398,039,125	(43,401,904)	354,637,221

Total liabilities and stockholders’ equity	$460,823,379	$1,262	$460,824,641

Statement of income

Service revenues	$179,148,543	$—	$179,148,543
Costs of services	90,722,628	(2,495)	90,720,133
Operating expenses	30,109,684	(14,649)	30,095,035
Other income	2,200,521	—	2,200,521
Other expenses	1,655,234	—	1,655,234
Income before income tax	58,861,518	17,144	58,878,662
Income tax	10,373,628	4,286	10,377,914
Net income	48,487,890	12,858	48,500,748

The adjustments made by the government agencies that increased income before income tax of $17,144 thousand were due to the different bases of estimates used by the MOA in determining certain accruals. Increased current liabilities of $43,403,166 thousand and decreased total stockholders’ equity of $43,401,904 thousand were due to the appropriations of 2003 earnings recorded at December 31, 2003 by the MOA.

4.	CASH AND CASH EQUIVALENTS

	March 31
	2005	2004
Cash
Cash on hand	$111,217	$109,600
Cash in banks	1,686,298	1,832,291
Negotiable certificate of deposit, annual yield rate - ranging from 1.15%-1.30%	13,300,000	—

	15,097,515	1,941,891
Cash equivalents
Commercial paper purchased, annual yield rate - ranging from 1.10%-1.19% and 0.80%-0.90% for 2005 and 2004, respectively	18,070,895	26,606,903

	$33,168,410	$28,548,794

5.	SHORT-TERM INVESTMENTS

March 31, 2005
Open-end bond mutual funds	$11,800,372
Commercial paper, annual yield rate 1.13%	5,167,224
Realestate investment trust fund	100,000

$17,067,596

Market value	$17,102,361

6.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Three Months Ended March 31
	2005	2004
Balance, beginning of period	$4,473,433	$7,786,037
Provision for doubtful accounts	214,571	436,682
Accounts receivable written off	(390,162)	(1,328,759)

Balance, end of period	$4,297,842	$6,893,960

Above balance of allowance for doubtful accounts consisted of the allowance for notes, account receivable as well as overdue receivable.

7.	INVENTORIES, NET

	March 31
	2005	2004
Supplies	$1,095,798	$1,099,663
Work in process	4,443	745
Materials in transit	—	279,027

	$1,100,241	$1,379,435

8.	OTHER CURRENT ASSETS

	March 31
	2005	2004
Prepayments	$3,185,837	$3,144,416
Miscellaneous	156,103	78,385

	$3,341,940	$3,222,801

9.	INVESTMENTS IN UNCONSOLIDATED COMPANIES AND FUNDS

	March 31
	2005		2004
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship
Funds
Fixed Line Fund	$1,000,000		$1,000,000
Piping Fund	1,000,000		1,000,000

	2,000,000		2,000,000

Investments in unconsolidated companies
Equity investees :
Chunghwa Investment (“CHI”)	928,390	49	985,253	49
Taiwan International Standard Electronics (“TISE”)	481,672	40	438,815	40

	1,410,062		1,424,068

Cost investees:
Taipei Financial Center (“TFC”)	2,529,206	12	1,999,843	12
RPTI International (“RPTI”)	71,500	12	71,500	12
Siemens Telecommunication Systems (“Siemens”)	5,250	15	5,250	15
International Telecommunication Development (“ITD”)	—	—	10	—

	2,605,956		2,076,603

Total investments in unconsolidated companies	4,016,018		3,500,671

	$6,016,018		$5,500,671

The carrying values of the equity investees and the equity in their net loss and net income as of and for the three months ended March 31, 2005 and 2004 are based on unreviewed financial statements. The aggregate carrying value of the investments based on unreviewed financial statements were $1,410,062 thousand and $1,424,068 thousand as of March 31, 2005 and 2004, and the equity in their net gain (loss) were ($18,973) thousand and $4,586 thousand for the three months ended March 31, 2005 and 2004, respectively.

The equity in the net assets of investments in unconsolidated companies accounted for using the cost method as computed by the percentage of ownership were $2,332,954 thousand and $1,948,505 thousand as of March 31, 2005 and 2004, respectively.

As part of the government’s effort to upgrade the existing telecommunications infrastructure, the Company and other public utility companies were required to contribute to a Fixed Line Fund managed by the Ministry of Interior Affairs and a Piping Fund administered by the Taipei City Government. These funds will be used to finance various telecommunications infrastructure projects, and any deficiency of the funds will be reimbursed by the companies.

10.	PROPERTY, PLANT AND EQUIPMENT

	March 31
	2005	2004
Cost
Land	$101,837,988	$101,826,282
Land improvements	1,458,302	1,435,114
Buildings	56,582,569	53,921,070
Machinery and equipment	22,126,934	22,854,520
Telecommunications network facilities	621,407,456	615,185,913
Miscellaneous equipment	2,078,485	2,139,577

Total cost	805,491,734	797,362,476
Revaluation increment on land	5,951,339	5,951,541

	811,443,073	803,314,017

Accumulated depreciation
Land improvements	709,934	649,593
Buildings	12,488,803	11,555,968
Machinery and equipment	15,430,403	15,932,816
Telecommunications network facilities	437,512,732	421,370,401
Miscellaneous equipment	1,767,630	1,772,753

	467,909,502	451,281,531

Construction in progress and advances related to acquisition of equipment	29,212,447	38,690,430

Property, plant and equipment, net	$372,746,018	$390,722,916

Pursuant to the related regulation, the Company revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which were approved by the MOA resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and capital surplus of $5,774,892 thousand.

On January 30, 2005, the amendment in Land Tax Act, relating to the article to permanently lower land value incremental tax, went into effect on February 1, 2005. In accordance with the lowered tax rates, the Company recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to capital surplus.

On July 1, 1996, pursuant to the guidance on the incorporation of the Company and as instructed by the ROC’s Executive Yuan (executive branch), the ROC Government (through the MOTC) transferred to the Company certain land and buildings with a carrying value of $120,957,303 thousand. Those properties, as of that date, were registered in the name of the ROC’s National Properties Bureau (“NPB”). On September, 2004, all the properties had been registered in the name of the Company.

No interest expense was capitalized for the three months ended March 31, 2005 and 2004.

11.	ACCRUED EXPENSES

	March 31
	2005	2004
Accrued compensation	$6,500,430	$6,528,458
Accrued franchise fees	3,118,230	3,053,101
Other accrued expenses	1,938,819	1,813,257

	$11,557,479	$11,394,816

12.	OTHER CURRENT LIABILITIES

	March 31
	2005	2004
Advances from subscribers	$4,474,011	$2,966,470
Payables to equipment suppliers	3,732,420	2,991,232
Amounts collected in trust for others	3,190,938	3,724,872
Refundable customers’ deposits	2,920,031	5,588,719
Payables to constructors suppliers	1,032,768	1,282,390
Miscellaneous	2,140,843	1,575,897

	$17,491,011	$18,129,580

13.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	March 31
	2005	2004
The loan from the Common Tunnel Fund	$500,000	$700,000
Less: Current portion of long-term loans	200,000	200,000

	$300,000	$500,000

The loan amount of NT$0.7 billion from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit of NT$1 billion until March 12, 2007, with a restricted lending term of five years. The outstanding principal was payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

14.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is divided into 9,647,724,900 common shares (at $10 par value per share), all of which are issued and outstanding. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights;

b.	Sell their ADSs; and

c.	Receive dividends declared and subscribe to the issuance of new shares.

As of March 31, 2005, the outstanding ADSs were 110,975 thousand units, which equalled approximately 1,109,749 thousand common shares and represented 11.50% of the Company’s total outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same option as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to vote on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

Under the ROC Company Law, capital surplus can only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus and donations can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of the dividends to be distributed. In addition, if the cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Telecommunications service is capital-intensive and the Corporation requires capital expenditures to sustain its competitive position in high-growth market. Thus, the Company’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

Furthermore, under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when the balance is 50% of the aggregate par value of the outstanding capital stock of the Company, the Company may, at its option, declare 50% of the reserve as a stock dividend and transfer the amount to capital.

The appropriations and distributions of the 2004 earnings of the Company have been approved by the board of directors on March 29, 2005 as follows, and are pending for the approval of stockholders:

Amount
Special reserve	$4,243
Legal reserve	4,987,031
Dividends- $4.7 per share	45,344,307

$50,335,581

The appropriation and distributions of the 2003 earnings of the Company have been approved and resolved by the stockholders on June 25, 2004, for 10% legal reserve of $4,850,075 thousand, special reserve $522 thousand and cash dividends of $43,414,762 thousand ($4.5 per share).

Under the Integrated Income Tax System that became effective on July 1, 1998, non-corporate stockholders are allowed a tax credit for the income tax paid by the Company on earnings generated in 1999 and onwards. An Imputation Credit Account (ICA) is maintained by the Company for such income tax and the tax credit is allocated to each stockholder.

15.	PERSONNEL, DEPRECIATION AND AMORTIZATION EXPENSES

	Three Months Ended March 31, 2005
	Cost of Services	Operating Expenses	Total
Personnel expense
Salaries	$3,935,899	$2,389,057	$6,324,956
Insurance	125,568	74,828	200,396
Pension	711,241	438,036	1,149,277
Other compensation	1,394,759	867,928	2,262,687

	6,167,467	3,769,849	9,937,316
Depreciation expense	9,636,747	582,249	10,218,996
Amortization expense	30,512	26,951	57,463

	$15,834,726	$4,379,049	$20,213,775

	Three Months Ended March 31, 2004
	Cost of Services	Operating Expenses	Total
Personnel expense
Salaries	$4,049,828	$2,408,098	$6,457,926
Insurance	130,004	81,381	211,385
Pension	339,628	205,777	545,405
Other compensation	1,410,344	863,961	2,274,305

	5,929,804	3,559,217	9,489,021
Depreciation expense	9,679,783	561,810	10,241,593
Amortization expense	30,735	31,963	62,698

	$15,640,322	$4,152,990	$19,793,312

16.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate of 25% and income tax payable is as follows:

	Three Months Ended March 31
	2005	2004
Income tax expense at statutory rate	$3,653,515	$3,889,091
Deduct tax effect of:
Permanent differences	(30,113)	(16,199)
Timing differences	(185,272)	(431,357)
Investment tax credits	(362,082)	(833,545)

Income tax payable	$3,076,048	$2,607,990

b.	Income tax expense consisted of the following:

	Three Months Ended March 31
	2005	2004
Income tax payable	$3,076,048	$2,607,990
Separated income tax	16,234	6,355
Income tax - deferred	(100,367)	35,172
Adjustments of prior years’ income tax	(4,750)	—

	$2,987,165	$2,649,517

c.	Net deferred income tax assets consist of the following:

	March 31
	2005	2004
Current
Deferred income tax assets:
Accrued pension cost	$12,338,968	$11,998,221
Provision for doubtful receivables	399,200	1,218,122
Other	82,417	54,986

	12,820,585	13,271,329
Less: Valuation allowance	(399,200)	(1,218,122)

	12,421,385	12,053,207
Deferred income tax liability:
Unrealized foreign exchange gain	(31,057)	(17,689)

Net current deferred income tax assets	$12,390,328	$12,035,518

Noncurrent deferred income tax assets:
Unrealized losses on disposal of property, plant and equipment	$—	$14,256

d.	The related information under the Integrated Income Tax System is as follows:

	March 31
	2005	2004
Balance of Imputation Credit Account (ICA)	$6,328,570	$8,676,914

As of March 31, 2005, the estimated ICA rate for 2004 earnings and the actual ICA rate for the 2003 earnings was 12.47% and 27.68%, respectively. The credit available for allocation to the stockholders is calculated on the basis of the balance of ICA on the date of distribution of dividends. Accordingly, the estimated ICA rate as of March 31, 2004 may differ from the actual rate determined based on the balance of the ICA on the dividend distribution date.

e.	Undistributed earnings information

As of March 31, 2005 and 2004, the Company’s undistributed earnings generated in June 30, 1998 and onward were $32,336 thousand.

Income tax returns through the year ended December 31, 2003 have been examined by the tax authorities.

17.	EARNINGS PER SHARE

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Net Income Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Three months ended March 31, 2005

Net income	$14,614,099	$11,626,934

Basic net income per share			9,647,725	$1.51	$1.21

Three months ended March 31, 2004

Net income	$15,556,407	$12,906,890

Basic net income per share			9,647,725	$1.61	$1.34

18.	PENSION PLAN

The Company has different pension plans for its employees depending on their classifications. In general, the employees’ pension entitlement is based on MOTC regulations, Labor Law and/or the private pension plan of the Company.

The funding of the pension plan for employees classified as staff is based on the budget approved by the Legislative Yuan and a supplementary budget approved by the Executive Yuan. The staff pension fund is administered by a pension fund committee and deposited in its name in a commercial bank. The pension plan for employees classified as workers is funded monthly at 15% or less of their wages and is also administered by a pension committee and deposited in its name in the Central Trust of China.

The Labor Pension Act of ROC will be effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act or continue to remain to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage.

Contributions and payments information are as follows:

	Three Months Ended March 31
	2005	2004
Contributions
Staff	$1,978,097	$522,669
Workers	58,907	58,413

Payments
Staff	1,455,413	612,535
Workers	28,501	9,843

Pension costs amounted to $1,204,632 thousand and $573,070 thousand for the three months ended March 31, 2005 and 2004, respectively. The privatization of the Company was not completed on December 31, 2004, and the new target privatization date is expected to be December 31, 2005. Therefore, based on the assumption that the timing of the privatization is December 31, 2005, the accrued pension cost for staff was $2,665,246 thousand and prepaid pension cost for workers was $420,843 thousand as of March 31, 2005, totaling a net accrued pension cost of $2,244,403 thousand.

19.	TRANSACTIONS WITH RELATED PARTIES

As the Company is a state-owned enterprise, the ROC Government is one of the Company’s customers. The Company provides fixed-line services, wireless services, Internet and data and other services to the various departments and agencies of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of users were not maintained by the Company. The Company believes that all costs of doing business are reflected in the financial statements and that no additional expenditures will be incurred as a result of the privatization being completed.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics (“TISE”)	Equity-accounted investee
Chunghwa System Integration (“CSI”)	Subsidiary of equity-accounted investee

b.	Significant transactions with the above related parties are summarized as follows:

	March 31
	2005		2004
	Amount	%	Amount	%
1) Payables
Accrued expenses
TISE	$51,826	—	$—	—
CSI	—	—	4,800	—

	$51,826	—	$4,800	—

Payable to construction supplier (included in “other current liabilities”)
TISE	$12,464	—	$89,867	1

2) Cost of services
TISE	$25,057	—	$—	—
CSI	2,691	—	39,065	—

	$27,748		$39,065	—

(Continued)

	March 31
	2005		2004
	Amount	%	Amount	%
3) Acquisition of properties
TISE	$282,935	5	$599,058	13
CSI	151,526	3	23,276	—

	$434,461	8	$622,334	13

The foregoing transactions were conducted under normal commercial terms.

20.	COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2005, the Company’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisitions of buildings of $3,370,106 thousand.

b.	Acquisitions of telecommunications equipment of $11,241,169 thousand.

c.	Unused letters of credit of approximately $7,206,416 thousand.

d.	Contracts to print billing, envelops and telephone directories of approximately $341,589 thousand.

e.	The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

Year	Rental Amount
2005 (from April 1, 2005 to December 31, 2005)	$1,016,405
2006	1,010,759
2007	639,383
2008	352,052
2009 and thereafter	150,667

f.	A commitment to contribute $2,500,000 thousand to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which $1,000,000 thousand has been contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party.

g.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by the Company on August 15, 1996.

21.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Derivative financial instruments

The Company entered into derivative financial instrument transactions to manage exchange rate exposures related to foreign-currency denominated payables. There were no foreign currency forward exchange contracts outstanding as of March 31, 2005. The outstanding foreign currency forward exchange contracts as of March 31, 2004 were as follows:

Transaction Type	Contract Amount (in EUR Thousands)	Fair Value	Maturity Date	Maturity Amount (in EUR Thousands)
Buy	$3,000	$(3,969)	2004.04.29	$3,000
Buy	3,000	(3,240)	2004.05.03	3,000
Buy	5,000	(4,237)	2004.05.05	5,000
Buy	3,000	(3,732)	2004.06.10	3,000
Buy	3,000	(4,468)	2004.06.14	3,000

	$17,000	$(19,646)		$17,000

Net unrealized exchange loss for the three months ended March 31, 2004 was $22,041 thousand.

1)	Transaction risk

a)	Credit risk

The Company is exposed to credit risk in the event of non-performance of the counter parties to forward contracts on maturity. In order to manage this risk, the Company conducts transactions only with domestic financial institutions with good credit ratings. As a result, no material losses resulting from counter party defaults are anticipated.

b)	Market risk

Market risk is the exposure created by potential exposures to changes of foreign exchange rate related to its foreign-currency-denominated assets and/or liabilities and changes on interest rates related to its obligations.

c)	Liquidation risk and cash flow risk

The Company entered into foreign currency forward exchange contracts to hedge its exposure for the effect of exchange rate fluctuations on net liabilities. At the maturity of the contracts, the Company has sufficient cash to cover the cash out, therefore the Company believes there is not a significant liquidation risk and cash flow risk.

2)	Transaction gains and losses

Net exchange loss for the three months ended March 31, 2004 was $3,708.

b.	Fair value of non-derivative financial instruments

	March 31
	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$33,168,410	$33,168,410	$28,548,794	$28,548,794
Short-term investments	17,067,596	17,102,361	—	—
Trade notes and accounts receivable, net	11,842,302	11,842,302	13,800,279	13,800,279
Other current monetary assets	1,438,620	1,438,620	1,659,265	1,659,265
Investments in unconsolidated companies and funds	6,016,018	6,055,161	5,500,671	5,788,512
Refundable deposits	1,417,203	1,417,203	1,040,143	1,040,143
Overdue receivables, net	461,338	461,338	851,111	851,111
Liabilities
Trade notes and accounts payable	11,323,868	11,323,868	11,506,670	11,506,670
Accrued expenses	11,557,479	11,557,479	11,394,816	11,394,816
Current portion of long-term loans	200,000	200,000	200,000	200,000
Long-term loans	300,000	300,000	500,000	500,000
Customers’ deposits	5,893,261	5,893,261	5,440,666	5,440,666

The Company’s basis for determining the fair values is as follows:

1)	Financial instruments except those mentioned in b) and c) below - the carrying values reported in the balance sheet approximate the fair values of these assets.

2)	Fair values of investments in unconsolidated companies and funds are based on the net asset values of the investments in unconsolidated companies, if quoted market prices are not available.

3)	Long-term loans (including current portion of long-term loans). The fair value is discounted value based on projected cash flow. The projected cash flows were discounted using the maturity dates of long-term loans.

22.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company and its investees:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 1.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Note 2.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: None.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: None.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 4.

j.	Financial transactions: Please see Note 21.

k.	Investment in Mainland China: None.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

MARCH 31, 2005

(Amounts in Thousands of New Taiwan Dollars)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa Telecom Co., Ltd.	Common stock
		Chunghwa Investment Co., Ltd.	Equity method investee	Investments in unconsolidated companies	98,000	$928,390	49	$928,390	Note 1
		Taiwan International Standard Electronics	Equity method investee	Investments in unconsolidated companies	1,760	481,672	40	793,817	Note 1
		Taipei Financial Center	—	Investments in unconsolidated companies	288,211	2,529,206	12	2,067,591	Note 1
		RPTI International	—	Investments in unconsolidated companies	9,234	71,500	12	107,263	Note 1
		Siemens Telecommunication Systems	—	Investments in unconsolidated companies	75	5,250	15	158,100	Note 1

		Beneficiary certificates (mutual fund)
		JF (Taiwan) First Bond Fund	—	Short-term investment	43,812	600,000	—	601,805	Note 2
		JF (Taiwan) Taiwan Bond Fund	—	Short-term investment	33,652	500,000	—	501,531	Note 2
		Dresdner Bond DAM Fund	—	Short-term investment	71,003	800,029	—	803,018	Note 2
		Invesco ROC Bond Fund	—	Short-term investment	68,986	1,000,000	—	1,003,153	Note 2
		ABN AMRO Bond Fund	—	Short-term investment	47,725	700,000	—	702,262	Note 2
		ABN AMRO Select Bond Fund	—	Short-term investment	99,612	1,100,000	—	1,102,614	Note 2
		PCA Well Pool Fund	—	Short-term investment	81,875	1,000,343	—	1,003,315	Note 2
		HSBC Taiwan Dragon Fund	—	Short-term investment	19,967	300,000	—	301,040	Note 2
		HSBC NTD Money Management Fund 2	—	Short-term investment	51,022	700,000	—	701,821	Note 2
		FUBON Ju-I III Fund	—	Short-term investment	83,885	1,000,000	—	1,003,243	Note 2
		Shinkong Chi-Shin Fund	—	Short-term investment	136,112	1,900,000	—	1,905,850	Note 2
		NITC Bond Fund	—	Short-term investment	12,469	2,000,000	—	2,003,226	Note 2
		Barits Bond Fund	—	Short-term investment	16,853	200,000	—	200,258	Note 2

		Real estate investment trust fund
		Fubon No. 1	—	Short-term investment	10,000	100,000	—	102,000	Note 2

1	Chunghwa Investment Co., Ltd.	Common stock
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments in unconsolidated companies	60,000	626,423	100	626,423	Note 1
		Chunghwa Telecom Global	Subsidiary	Investments in unconsolidated companies	6,000	113,875	100	113,875	Note 1
		Chunghwa Investment Holding Company	Subsidiary	Investments in unconsolidated companies	589	12,234	100	12,234	Note 1
		PandaMonium Company Ltd.	Equity method investee	Investments in unconsolidated companies	602	19,661	43	19,661	Note 1
		Wayia Com Inc.	—	Investments in unconsolidated companies	4,000	40,000	19	25,889	Note 1
		TVbean Co. Ltd.Wayia Com Inc.	—	Investments in unconsolidated companies	1,200	12,000	9	10,763	Note 1
		Vantech Software Company	—	Investments in unconsolidated companies	1,223	12,960	7	15,785	Note 1
		Digimax Production Center	—	Investments in unconsolidated companies	2,000	60,000	5	18,839	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2005				Note
					Shares (Thousands/ Thousand Units)	Carrying Value	Percentage of Ownership	Market Value or Net Asset Value
		Beneficiary certification (mutual fund)
		Cathay Capital Income Growth Bond Fund	—	Short-term investment	4,684	$50,000	—	$50,006	Note 2
		Cathay Bond Fund	—	Short-term investment	3,647	41,119	—	41,124	Note 2
		Fuwha Bond Fund	—	Short-term investment	4,802	60,000	—	60,007	Note 2
		Fuwha Atex Bund Fund	—	Short-term investment	3,821	44,077	—	44,082	Note 2
		Jamef Bond Fund	—	Short-term investment	2,916	40,000	—	40,004	Note 2
		Home Ren Bund Fund	—	Short-term investment	4,131	62,303	—	62,306	Note 2
		HSBC Taiwan Dragon Fund	—	Short-term investment	3,434	51,775	—	51,781	Note 2
		PCA Bond Fund	—	Short-term investment	3,947	60,000	—	60,007	Note 2
		PCA Well Pool Fund	—	Short-term investment	3,373	41,327	—	41,332	Note 2
		FGIT Duoli-2 Bond Fund	—	Short-term investment	3,510	50,170	—	50,175	Note 2
		FGIT Wand Tai Bond Fund	—	Short-term investment	2,194	30,000	—	30,003	Note 2
		FGIT Duoli Bond Fund	—	Short-term investment	2,459	40,000	—	40,004	Note 2
		Mega Diamond Bond Fund	—	Short-term investment	3,600	40,253	—	40,408	Note 2
		Truswell Bond Fund	—	Short-term investment	3,205	40,000	—	40,000	Note 2
		PIIM Bond Fund	—	Short-term investment	2,890	40,000	—	40,000	Note 2
		NITC Bond Fund	—	Short-term investment	250	40,087	—	40,165	Note 2
		The Forever Fund	—	Short-term investment	2,827	40,000	—	40,005	Note 2
		Sheng-hua 1699 Bond Fund	—	Short-term investment	2,885	35,000	—	35,004	Note 2
		Cathay Ballanced Bond Fund	—	Short-term investment	820	10,000	—	9,902	Note 2
		Cathay Small Cap Growth Bond Fund	—	Short-term investment	684	10,000	—	10,062	Note 2
		JF Balance Trust Fund	—	Short-term investment	2,669	40,050	—	39,553	Note 2
		JF Global Balanced Trust Fund	—	Short-term investment	1,892	20,020	—	19,849	Note 2

2	Chunghwa System Integration Co., Ltd.	Beneficiary certification (mutual fund)	—
		Cathay Capital Income Growth Bond Fund	—	Short-term investment	5,860	62,327	—	62,562	Note 2
		Fuwha Ade Ant Age Bond Fund	—	Short-term investment	3,966	40,275	—	40,417	Note 2
		Jamef Bond Fund	—	Short-term investment	6,135	83,859	—	84,149	Note 2
		Fuh-Hua Albatross Fund	—	Short-term investment	2,830	31,000	—	31,137	Note 2
		Fuh-Hwa Bond Fund	—	Short-term investment	3,240	42,000	—	42,167	Note 2
		HSBC Taiwan Dragon Fund	—	Short-term investment	4,653	70,000	—	70,152	Note 2
		Fubon Millennium Dragon Bond Fund	—	Short-term investment	4,430	50,776	—	50,961	Note 2
		Mega Diamond Bond Fund	—	Short-term investment	7,141	80,000	—	80,152	Note 2
		Turswell Bond Fund	—	Short-term investment	3,205	40,000	—	40,000	Note 2

3	Chunghwa Investment Holding Company	Common stock
		Donghua Telecom Co., Limited	Subsidiary	Investments in unconsolidated companies	4,590	12,322	100	12,322	Note 1
		Chunghwa Telecom (ASIA) Company	Subsidiary	Investments in unconsolidated companies	—	(54)	100	(54)	Note 1

Note 1: The net asset values of unconsolidated companies were based on unreviewed financial statements.

Note 2: The market value of short-term investments was based on the net asset values of the mutual funds as of March 31, 2005 or the average price of March 2005.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2005

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount
0	Chunghwa Telecom Co., Ltd.	Beneficiary certificates (mutual fund)
		JF (Taiwan) First Bond Fund	Short-term investment	—	—	43,812	$600,000	—	$—	—	$—	$—	$—	43,812	$600,000
		JF (Taiwan) Taiwan Bond Fund	Short-term investment	—	—	33,652	500,000	—	—	—	—	—	—	33,652	500,000
		Dresdner Bond DAM Fund	Short-term investment	—	—	79,876	900,000	—	—	8,873	100,000	99,971	29	71,003	800,029
		Invesco ROC Bond Fund	Short-term investment	—	—	68,986	1,000,000	—	—	—	—	—	—	68,986	1,000,000
		ABN AMRO Bond Fund	Short-term investment	—	—	47,725	700,000	—	—	—	—	—	—	47,725	700,000
		ABN AMRO Select Bond Fund	Short-term investment	—	—	63,451	700,000	36,161	400,000	—	—	—	—	99,612	1,100,000
		PCA Well Pool Fund	Short-term investment	—	—	106,401	1,300,000	—	—	24,526	300,000	299,657	343	81,875	1,000,343
		HSBC Taiwan Dragon Fund	Short-term investment	—	—	19,967	300,000	—	—	—	—	—	—	19,967	300,000
		HSBC NTD Money Management Fund 2	Short-term investment	—	—	36,468	500,000	14,554	200,000	—	—	—	—	51,022	700,000
		FUBON Ju-I III Fund	Short-term investment	—	—	75,498	900,000	8,387	100,000	—	—	—	—	83,885	1,000,000
		Shinkong Chi-Shin Fund	Short-term investment	—	—	107,498	1,500,000	28,614	400,000	—	—	—	—	136,112	1,900,000
		NITC Bond Fund	Short-term investment	—	—	—	—	12,469	2,000,000	—	—	—	—	12,469	2,000,000
		Barits Bond Fund	Short-term investment	—	—	—	—	16,853	200,000	—	—	—	—	16,853	200,000

		Real estate investment trust fund
		Fubon No. 1	Short-term investment	—	—	—	—	10,000	100,000	—	—	—	—	10,000	100,000

1	Chunghwa Investment Co., Ltd.	Beneficiary certificates
		FGIT Duoli Bond Fund	Short-term investment	—	—	—	—	7,386	120,000	4,927	80,119	80,000	119	2,459	40,000
		Fuwha Bond Fund	Short-term investment	—	—	8,330	103,710	4,802	60,000	8,330	104,077	103,710	367	4,802	60,000
		Cathay Capital Income Growth Bond Fund	Short-term investment	—	—	8,523	90,655	9,380	100,000	13,219	141,119	140,655	464	4,684	50,000
		Mega Diamond Bond Fund	Short-term investment	—	—	13,415	150,000	—	—	9,815	110,168	109,747	421	3,600	40,253
		NITC Bond Fund	Short-term investment	—	—	623	100,000	219	35,000	592	95,087	94,913	174	250	40,087

TABLE 3

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2005

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Property	Transaction Date	Transaction Amount	Payment Term	Counter-party	Nature of Relationship	Prior Transactions with Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount
Chunghwa Telecom. Co., Ltd.	Building	2005.02.21	$473,248	Paid	Kun-Fu Construction Co., Ltd.	None	—	—	—	—	Bidding	New office	None

TABLE 4

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE THREE MONTHS ENDED MARCH 31, 2005

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2005			Net Income (Loss) of the Investee	Recognized Gain (Loss)		Note
				March 31, 2005	December 31, 2004	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Chunghwa Investment Co., Ltd.	24F, No. 456, Hsinyi Rd., Sec. 4, Taipei	Investment	$980,000	$980,000	98,000	49	$928,390	$(2,880)	$(1,411 (Note 1	) )	Equity- accounted investee
	Taiwan International Standard Electronics	No. 4, Min Sheng St., Tu-Chen Taipei Hsien	Manufacturing, selling, designing and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	481,672	(112,828)	(17,562 (Note 2	) )	Equity- accounted investee
Chunghwa Investment Co., Ltd.	Chunghwa System Integration Co., Ltd.	24F, No. 458, Hsinyi Rd., Sec. 4, Taipei	Integrated communication and information services	600,000	600,000	60,000	100	626,423	2,503	2,503 (Note 1)		Subsidiary
	Chunghwa Telecom Global	United States	Multinational enterprise data service, Internet gateway and voice wholesale, mobile commerce value-added services, and content services	204,271 (US$ 6,000) thousand	204,271 (US$ 6,000) thousand	6,000	100	113,875	(9,752)	(9,752 (Note 1	) )	Subsidiary
	Chunghwa Investment Holding Company	Brunei	Investment	20,000 (US$ 589) thousand	20,000 (US$ 589) thousand	589	100	12,234	(2,407)	(2,407 (Note 1	) )	Subsidiary
	PandaMomum Company	British Virgin Island	Develop PandaMomum project and provide multimedia services	20,000 (¥ 65,094) thousand	20,000 (¥ 65,094) thousand	602	43	19,661	(38)	(16)		Equity- accounted investee
Chunghwa Investment Holding Company	Donghua Telecom CO., Ltd	Hong Kong	Engage in telecom related investments, provide international private leased circuits (IPLC),internet protocol virtual private network (IPVPN), and internet transit	20,000 (US$ 589) thousand	20,000 (US$ 589) thousand	4,590	100	12,322	(2,407)	(2,407 (Note 1	) )	Subsidiary
	Chunghwa Telecom (ASIA) Company	Hong Kong		— (HK$ 1)	— (HK$ 1)	—	100	(54)	—	—		Subsidiary

Note 1: The equity in net income (net loss) of unconsolidated companies was based on unreviewed financial statements.

Note 2: The equity in net loss of an unconsolidated company amounted to $45,131 thousand was calculated from the unreviewed financial statements plus a gain on realized upstream transactions of $35,371 thousand less a gain on unrealized upstream transactions of $7,802 thousand.

Exhibit 2

Chunghwa Telecom Co., Ltd. Financial Statements as of December 31, 2004 and March 31, 2005 (Unaudited) and for Three Months Ended March 31, 2004 and 2005 (Unaudited)

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

(Amounts in Millions, Except Shares and Par Value Data)

	December 31, 2004	March 31
		2005	2005
	NT$	NT$	US$
		(Unaudited)	(Unaudited)
			(Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$29,283	$33,168	$1,054
Short-term investments	9,115	17,102	544
Trade notes and accounts receivable, net	13,673	11,938	380
Inventories, net	1,439	1,100	35
Prepaid expenses	602	2,753	88
Deferred income taxes	17,283	17,381	552
Other current assets	1,609	2,028	64

Total current assets	73,004	85,470	2,717

INVESTMENTS IN UNCONSOLIDATED COMPANIES	4,035	4,016	128

PROPERTY, PLANT AND EQUIPMENT, NET	311,638	305,002	9,695

INTANGIBLE ASSETS
Deferred pension cost	33,222	33,222	1,056
3G concession	10,179	10,179	323
Patents and computer software, net	207	183	6

Total intangible assets	43,608	43,584	1,385

OTHER ASSETS
Deferred income taxes - non-current	2,444	2,339	74
Other	3,692	3,771	120

Total other assets	6,136	6,110	194

TOTAL	$438,421	$444,182	$14,119

	December 31, 2004	March 31
		2005	2005
	NT$	NT$	US$
		(Unaudited)	(Unaudited)
			(Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade notes and accounts payable	$14,484	$11,324	$360
Income tax payable	5,032	8,108	258
Accrued expenses	14,368	11,571	368
Accrued pension liabilities	44,252	43,546	1,384
Current portion of deferred income	2,633	2,533	81
Current portion of long-term loans	200	200	6
Customers’ deposits	9,262	8,813	280
Other current liabilities	18,966	17,414	553

Total current liabilities	109,197	103,509	3,290

OTHER LIABILITIES
Deferred income, net of current portion	9,778	9,352	297
Long-term loans	500	300	10
Other	203	209	7

Total other liabilities	10,481	9,861	314

Total liabilities	119,678	113,370	3,604

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS’ EQUITY
Capital stock - NT$10 (US$0.32) par value; authorized, issued and outstanding - 9,647,724,900 common shares	96,477	96,477	3,067
Capital surplus	136,362	136,363	4,334
Retained earnings	85,909	97,977	3,114
Cumulative translation adjustments	(5)	(5)	—

Total stockholders’ equity	318,743	330,812	10,515

TOTAL	$438,421	$444,182	$14,119

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF OPERATIONS

(Amounts in Millions, Except Shares and Per Share and Per ADS Data)

	Three Months Ended March 31
	2004	2005	2005
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
SERVICE REVENUES	$45,628	$44,547	$1,416

OPERATING COSTS AND EXPENSES
Costs of services, excluding depreciation and amortization	14,491	14,321	455
Marketing, excluding depreciation and amortization	4,607	4,362	139
General and administrative, excluding depreciation and amortization	691	688	22
Research and development, excluding depreciation and amortization	598	599	19
Depreciation and amortization - cost of services	9,612	9,570	304
Depreciation and amortization - operating expense	591	606	19

Total operating costs and expenses	30,590	30,146	958

INCOME FROM OPERATIONS	15,038	14,401	458

OTHER INCOME
Interest	33	82	3
Equity in net income of unconsolidated companies	5	—	—
Other income	578	760	24

Total other income	616	842	27

OTHER EXPENSES
Equity in net loss of unconsolidated companies	—	19	1
Other expense	47	61	2

Total other expenses	47	80	3

INCOME BEFORE INCOME TAX	15,607	15,163	482

INCOME TAX	2,676	3,095	98

NET INCOME	$12,931	$12,068	$384

NET INCOME PER SHARE	$1.34	$1.25	$0.04

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	9,647,724,900	9,647,724,900	9,647,724,900

NET INCOME PER PRO FORMA EQUIVALENT ADS	$13.40	$12.51	$0.40

WEIGHTED-AVERAGE NUMBER OF PRO FORMA EQUIVALENT ADSs OUTSTANDING	964,772,490	964,772,490	964,772,490

The accompanying notes are an integral part of the financial statements.

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

(Amounts in Millions)

	Three Months Ended March 31
	2004	2005	2005
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,931	$12,068	$384
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	471	217	7
Depreciation and amortization	10,203	10,176	323
Net unrealized gain on short-term investment	—	(35)	(1)
Gain on sale of short-term investment	—	(12)	—
Net loss on disposal of scrap inventories and property, plant and equipment	8	25	1
Equity in net loss (net income) of unconsolidated companies	(5)	19	1
Stock compensation expenses for shares issued to employee at a discount	162	—	—
Deferred income taxes	63	7	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade notes and accounts receivable	(113)	1,520	48
Inventories	(802)	299	9
Prepaid expenses	(2,650)	(2,151)	(68)
Other current assets	(69)	(421)	(13)
Other assets	1,010	(101)	(4)
Increase (decrease) in:
Trade notes and accounts payable	436	(3,120)	(99)
Income tax payable	2,608	3,076	98
Accrued expenses	(2,785)	(2,797)	(89)
Customers’ deposits	(669)	(449)	(14)
Other current liabilities	(486)	207	6
Accrued pension liabilities	531	(706)	(23)
Deferred income	(664)	(526)	(17)
Other liabilities	(53)	6	—

Net cash provided by operating activities	20,127	17,302	549

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase and sale of short-term investments, net	—	(7,940)	(252)
Acquisitions of property, plant and equipment	(5,108)	(5,267)	(168)
Proceeds from disposal of property, plant and equipment	1	—	—
Acquisitions of patents and computer software	(31)	(11)	—

Net cash used in investing activities	(5,138)	(13,218)	(420)

(Continued)

	Three Months Ended March 31
	2004	2005	2005
	NT$	NT$	US$
	(Unaudited)	(Unaudited)	(Unaudited)
			(Note 3)
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on long-term loans	$—	$(200)	$(6)
Additional capital contributed by the government	7	1	—

Net cash used in financing activities	7	(199)	(6)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,996	3,885	123

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,553	29,283	931

CASH AND CASH EQUIVALENTS, END OF PERIOD	$28,549	$33,168	$1,054

SUPPLEMENTAL INFORMATION
Income tax paid	$7	$16	$1

NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$200	$200	$6

The accompanying notes are an integral part of the financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

(Amounts in Millions of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa” or “the Company”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Telecommunications Act No. 30. The Company is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off and Chunghwa continues to carry out the business and the DGT continues to be the industry regulator.

As a “dominant telecommunications service provider” of fixed-line and cellular telephone services, within the meaning of applicable telecommunications regulations of the ROC, the Company is subject to additional requirements imposed by the MOTC.

The MOTC is in the process of privatizing the Company by reducing the government ownership to below 50% in stages. Certain of the Company’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of the Company’s common shares were also sold to its employees at various dates from October 2000 to April 2005. In July, 2003 the MOTC sold the Company’s common shares in an international offering of securities in the form of American Depository Shares (“ADS”). The MOTC intends to continue to sell the Company’s common shares in the ROC and throughout the process of privatization to the Company’s employees. As of April 15, 2005 the MOTC owns 64.85% shares of the Company.

The Company’s common shares were listed and traded on the Taiwan Stock Exchange and the New York Stock Exchange on October 27, 2000 and on July 17, 2003, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (SEC) and, in the opinion of management, include all adjustments necessary for a fair statement of the results of operations, financial position and cash flows for each period presented. The results for interim periods are not necessarily indicative of results for the full year.

Cash Equivalents

Cash equivalents include commercial paper purchased with maturities of three months or less from the date of acquisition.

Short-term Investments

Short-term Investments include commercial paper purchased with original maturities greater than 90 days. The Company has classified investments as held to maturity which the Company has the ability to and intends to hold to maturity. Held-to-maturity investments are reported at amortized cost with any realized gains and losses recorded in other income and expense. Investments in mutual funds and real estate investment trust funds are designated as trading and are carried at their fair value with unrealized valuation gains and losses recognized in earnings.

Employee Stock Compensation

In connection with the privatization plan of the Company, employees may be offered to purchase shares of common stock of the Company at less than fair market value. The Company records the difference between the quoted market price of the stock on the date of purchase and the purchase price as compensation expense and charges to income in the period of the purchase.

Derivative Financial Instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. A forward contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified exchange rates on specified dates. These foreign currency forward exchange contracts are denominated in the same currency in which the underlying foreign currency liabilities are denominated and bear a contract value and maturity date that approximate the value and expected settlement date, respectively, of the underlying transactions. For contracts that are designated and effective as hedges, unrealized gains and losses on open contracts at the end of each accounting period, resulting from changes in the fair value of these contracts, are recognized in earnings in the same period as gains and losses on the underlying foreign denominated receivables are recognized and generally offset. Gains and losses on forward contracts and foreign denominated liabilities are included in other income (expense), net. The Company does not enter into or hold derivatives for trading or speculative purposes and only enters into contracts with highly rated financial institutions

Derivatives are recognized at fair value and included in either other current liabilities or other current assets on the balance sheet.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment.” SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior period’s awards that are modified, repurchased, or cancelled after June 15, 2005. There is no impact to the Company as a result of this standard as the Company does not currently issue stock options to its employees or others.

3.	U.S. DOLLAR AMOUNTS

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated at the noon buying rate for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2005, which was NT$31.46 to US$1.00. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	CASH AND CASH EQUIVALENTS

	December 31, 2004	March 31, 2005
	NT$	NT$
		(Unaudited)
Cash and bank deposits	$1,958	$1,797
Negotiable certificate of deposit	8,900	13,300
Commercial paper purchased	18,425	18,071

	$29,283	$33,168

5.	SHORT-TERM INVESTMENTS

	December 31, 2004		March 31, 2005
	Carrying Amount	Unrealized Gain (Loss)	Carrying Amount	Unrealized Gain (Loss)
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Open-end bond mutual fund	$8,901	$1	$11,833	$33
Commercial paper	—	—	5,167	—
Real estate investment trust fund	—	—	102	2
Repurchaseable bond	214	(13)	—	—

	$9,115	$(12)	$17,102	$35

6.	INVESTMENTS IN UNCONSOLIDATED COMPANIES

The investments in unconsolidated companies comprise the following:

	December 31, 2004		March 31, 2005
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship
	NT$		NT$
			(Unaudited)
Equity investees:
Chunghwa Investment (“CHI”)	$930	49	$928	49
Taiwan International Standard Electronics (“TISE”)	499	40	482	40

	1,429		1,410

Cost investees:
Taipei Financial Center (“TFC”)	2,530	12	2,530	12
RPTI International (“RPTI”)	71	12	71	12
Siemens Telecommunication Systems (“Siemens”)	5	15	5	15

	2,606		2,606

	$4,035		$4,016

TISE designs, manufactures and sells telecommunications equipment. It also provides maintenance services on such telecommunications equipment. No dividends were declared by TISE for the three months ended March 31, 2004 and 2005, respectively.

CHI invests in companies engaged in telecom and software businesses. No dividends were declared by CHI for the three months ended March 31, 2004 and 2005, respectively.

The Company evaluated the investments in TFC, RPTI and Siemens for investment. The investments have no quoted market values and are carried at their original costs which approximate fair value based on the net asset values on the respective companies. Dividends amounted to NT$58 million (unaudited) were declared by Siemens for the three months ended March 31, 2005.

7.	LONG-TERM LOANS (INCLUDING CURRENT PORTION OF LONG-TERM LOANS)

	December 31, 2004	March 31, 2005
	NT$	NT$
		(Unaudited)
The loan from the Common Tunnel Fund	$700	$500
Less: Current portion of long-term loans	200	200

	$500	$300

The loan from the Common Tunnel Fund was obtained pursuant to a long-term loan agreement with the Common Tunnel Fund managed by Ministry of Interior that allows the Company to obtain unsecured interest-free credit until March 12, 2007. The outstanding principal was payable in three annual installments (NT$0.2 billion, NT$0.2 billion and NT$0.3 billion) starting on March 12, 2005.

As of December 31, 2004 and March 31, 2005, the Company has unused credit lines of approximately NT$190,000 million and NT$170,200 million (unaudited), which are available for short-term and long-term borrowings.

8.	STOCKHOLDERS’ EQUITY

Under the Company’s Articles of Incorporation, authorized capital is 9,647,724,900 common shares. The Company’s Articles of Incorporation and the Republic of China Telecommunications Act provide that the MOTC has the right to purchase two redeemable preferred shares (NT$10 par value) in the event its ownership in the Company falls below 50% of the outstanding common shares.

The MOTC, as the holder of those preferred shares is entitled to the same rights as holders of common shares and certain additional rights as specified in the Company’s Articles of Incorporation as follows:

a.	The holder of the preferred shares, or its nominated representative, will act as a director and/or supervisor during the entire period in which the preferred shares are outstanding.

b.	The holder of preferred shares has the same stock option as holders of common shares when the Company raises capital by issuing new shares.

c.	The holder of the preferred shares will have the right to vote on any change in the name of the Company or the nature of its business and any transfer of a substantial portion of the Company’s business or property.

d.	The holder of the preferred shares may not transfer the ownership. The Company must redeem all outstanding preferred shares within three years from the date of their issuance.

For the purpose of privatizing the company, the MOTC sold 1,109,750 thousand common shares of the Company in an international offering of securities in the form of American Depositary Shares (ADS) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange in July 17, 2003.

The ADS holders generally have the same rights and obligations as other common shareholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents; exercise their voting rights, sell their ADSs, and receive dividends declared and subscribe to the issuance of new shares.

As of December 31, 2004 and March 31, 2005, the outstanding ADSs were 110,975 thousand units, which equaled approximately 1,109,749 thousand common shares which represented 11.50% of the Company’s total outstanding common shares.

Under the ROC Company Law, capital surplus may only be utilized to offset deficits or be declared as stock dividends. Also, such capital surplus can only be declared as a stock dividend by the Company at an amount calculated in accordance with the provisions of existing regulations.

In addition, before distributing a dividend or making any other distribution to stockholders, the Company must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and, depending on its business needs or requirements may also set aside a special reserve. The cash dividends to be distributed shall not be less than 10% of the total amount of dividends to be distributed. If the cash dividend to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of the Company. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of the Company, up to 50% of the reserve may, at the option of the Company, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2004 earnings of the Company have been approved by the board of directors on March 29, 2005 as follows, and are pending for the approval of stockholders:

Amount
NT$
Special reserve	$4
Legal reserve	4,987
Dividends - NT$4.7 per share	45,344

$50,335

The appropriation and distributions of the 2003 earning of the Company have been approved and resolved by the stockholders, for 10% legal reserve of NT$4,850 million, special reserve of NT$1 million and cash dividends of $43,414 million (NT$4.5 per share).

The MOTC, in connection with the privatization plan of the Company, sold shares of stock at discounted prices, to employees at various times from October 2000 to October 31, 2003. The employees purchased the common shares at discounts of 10% and 20% in consideration for their commitment to hold the common shares for two and three years (the “holding periods”), respectively. In circumstances wherein the employees took advantage of such discounts, the common shares are held by an escrow agent on behalf of the employees/stockholders. There are no circumstances under which the MOTC or the Company would be required to repurchase these common shares. Also, the employees are not required to remain employed with the Company during the duration of the holding periods.

The MOTC, in connection with the compensation of the employees, sold to employees 3,286,907 shares from February 27, 2004 to March 9, 2004, 14,579 shares from May 31, 2004 to June 18, 2004, 382,083 shares from June 30, 2004 to July 6, 2004 and 5,098,515 shares from November 30 to December 8, 2004 for total consideration of NT$33 million, NT$0.1 million, NT$4 million, and NT$50 million, respectively. The terms of the offers for the share purchases provided that employees purchase common shares from the above offering and hold the shares for one to three years. Such common shares, pursuant to the Enforcement Rule of the Statute Governing Privatization of State-Owned Enterprises, were sold at par value (NT$10). The employees are not required to remain employed with the Company during the duration of the holding periods. The Company has recognized NT$162 million (unaudited) as compensation expense for the shares purchased by employees that were subject to par value for the three months ended March 31, 2004.

From March 31, 2005 to April 8, 2005, the MOTC, in connection with the compensation of the employees, sold to employees 3,681,307 shares at par value for total consideration of NT$37 million (unaudited), and the company has recognized NT$204 million (unaudited) as compensation expense in April, 2005.

9.	PENSION PLAN

Pension costs amounted to NT$1,111 million (unaudited) and NT$1,330 million (unaudited) for the three months ended March 31, 2004 and 2005, respectively. The Company’s contributions to the retirement plan were NT$581 million (unaudited) and NT$2,037 million (unaudited) for the three months ended March 31, 2004 and 2005, respectively.

10.	COMMITMENTS AND CONTINGENT LIABILITIES

As of March 31, 2005, the Company has remaining commitments under non-cancelable contracts with various parties as follows: (a) acquisitions of land and buildings of NT$3,370 million (unaudited), and (b) acquisitions of telecommunications equipment of NT$11,241 million (unaudited).

The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Minimum rental commitments under those leases are as follows:

March 31, 2005
NT$
(Unaudited)
Within the following year	$1,194
During the second year	985
During the third year	573
During the fourth year	310
During the fifth year and thereafter	107

$3,169

As of March 31, 2005, the Company had unused letters of credit of NT$7,206 million (unaudited).

The Company has a commitment to contribute NT$2,500 million to a Fixed Line Fund administered by the Ministry of Interior Affairs and Taiwan Power Company, of which NT$1,000 million was contributed by the Company on June 30, 1995. If the balance of the Fixed Line Fund is not sufficient for its purpose, the above three parties will determine when to raise additional funds and the contribution amounts from each party. In addition, the Company has a commitment to contribute NT$2,000 million to a Piping Fund administered by the Taipei City Government, of which NT$1,000 million was contributed by the Company on August 15, 1996.

11.	LITIGATION

The Company is involved in various legal proceedings of a nature considered normal to its business. It is the Company’s policy to accrue for amounts related to these legal matters when it is probable that a liability has been incurred and the amount is reasonably estimable.

The Company believes that the various asserted claims and litigation in which it is involved will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claim or litigation.

12.	INFORMATION ON FINANCIAL INSTRUMENTS

a.	The derivative financial instruments

The Company enters into forward contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates underlying the value of liabilities denominated in foreign currencies until such liabilities are paid. There were no foreign currency forward exchange contracts outstanding as of March 31, 2005. The net realized exchange loss for the three months ended March 31, 2004 was of NT$22 million (unaudited).

b.	The non-derivative financial instruments are as follows:

	December 31, 2004		March 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	NT$	NT$	NT$	NT$
			(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	$29,283	$29,283	$33,168	$33,168
Short-term investment	9,115	9,115	17,102	17,102
Investments in unconsolidated companies, accounted for using the equity method	1,429	1,767	1,410	1,722
Refundable deposits (included in “other assets - other”)	3,357	3,357	3,417	3,417
Liabilities
Customers’ deposits	9,262	7,771	8,813	7,372
Long-term loans (including current portion of long-term loans)	700	700	500	500

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

1)	Cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of those instruments.

2)	Short-term investments. The carrying amounts approximate fair values because of the short maturity of those instruments.

3)	Investments in unconsolidated companies are accounted for using the equity method. The fair value is based on net asset values of the investments in unconsolidated companies if quoted market prices are not available.

4)	Refundable deposits. The carrying amounts approximate fair values as the average lease term associated with these deposits is approximately one year.

5)	Customers’ deposits. The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the average expected customer service periods.

6)	Long-term loans (including current portion). The fair value is the discounted value based on projected cash flows. The projected cash flows were discounted using the maturity dates of long-term loans.

13.	SEGMENT REPORTING

Operating segments are defined as components of an enterprise regarding which separate financial information is available for regular evaluation by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company organizes its business segments based on the various types of telecommunications services provided to customers. The major business segments operated by the Company are classified as below:

•	Local operations - the provision of local telephone services;

•	DLD operations - the provision of domestic long distance call services;

•	ILD operations - the provision of international long distance call services;

•	Cellular operations - the provision of cellular and related services;

•	Paging operation - the provision of paging and related services;

•	Internet and data operation - the provision of Internet access, lease line, and related services;

•	All other operations - the services other than the above six categories, such as carrying out project research and providing training.

The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. All the operating segments of the Company have been aggregated into the above reportable segments.

The Company evaluates performance based on several factors using information prepared on the ROC government regulations basis. The information below is provided on this basis with a summary of US GAAP adjustments to reconcile to the amounts presented in the statement of operations. The Company does not allocate interest and other income, interest expense or taxes to operating segments, nor does the Company’s chief operating decision maker evaluate operating segments on these criteria. Except as discussed above, the accounting policies for segment reporting are the same as for the company as a whole. The Company’s primary measure of segment profit is based on income or loss from operations.

a.	Business segments:

As of and for the three months ended March 31, 2004 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$14,739	$3,598	$3,693	$17,498	$89	$12,264	$599	$52,480
Elimination of intersegment amount	(4,009)	(624)	—	(238)	—	(2,446)	—	(7,317)
US GAAP adjustments	408	2	2	60	—	—	(7)	465

Total service revenues from external customers	$11,138	$2,976	$3,695	$17,320	$89	$9,818	$592	$45,628

Operating costs and expenses, excluding depreciation and amortization	$7,708	$1,375	$2,609	$8,141	$85	$5,293	$906	$26,117
Elimination of intersegment amount	(886)	(1,027)	(695)	(3,348)	(17)	(1,278)	(66)	(7,317)
US GAAP adjustments	627	19	31	97	2	275	81	1,132

	$7,449	$367	$1,945	$4,890	$70	$4,290	$921	19,932

Unallocated corporate amount								455

Total operating costs and expenses, excluding depreciation and amortization								$20,387

Depreciation and amortization	$5,007	$228	$156	$1,321	$77	$3,157	$333	$10,279
US GAAP adjustments	(57)	(3)	(2)	(13)	(1)	(25)	—	(101)

	$4,950	$225	$154	$1,308	$76	$3,132	$333	10,178

Unallocated corporate amount								25

Total depreciation and amortization								$10,203

Income from operations	$2,024	$1,995	$928	$8,036	$(73)	$3,814	$(640)	$16,084
Elimination of intersegment amount	(3,123)	403	695	3,110	17	(1,168)	66	—
US GAAP adjustments	(162)	(14)	(27)	(24)	(1)	(250)	(88)	(566)

	$(1,261)	$2,384	$1,596	$11,122	$(57)	$2,396	$(662)	15,518

Unallocated corporate amount								(480)

Total income from operations								$15,038

Segment income before income tax	$1,954	$2,035	$983	$8,072	$(74)	$3,846	$(658)	$16,158
Elimination of intersegment amount	(3,123)	403	695	3,110	17	(1,168)	66	—
US GAAP adjustments	93	(7)	(14)	20	—	(134)	(57)	(99)

	$(1,076)	$2,431	$1,664	$11,202	$(57)	$2,544	$(649)	16,059

Unallocated corporate amount								(452)

Total segment income before income tax								$15,607

As of and for the three months ended March 31, 2005 (unaudited)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Service revenues for reportable segments	$13,870	$3,251	$3,580	$17,709	$43	$13,240	$482	$52,175
Elimination of intersegment amount	(3,962)	(574)	—	(301)	—	(3,164)	—	(8,001)
US GAAP adjustments	373	7	9	(8)	—	—	(8)	373

Total service revenues from external customers	$10,281	$2,684	$3,589	$17,400	$43	$10,076	$474	$44,547

Operating costs and expenses, excluding depreciation and amortization	$8,163	$1,169	$2,620	$7,866	$41	$6,033	$989	$26,881
Elimination of intersegment amount	(834)	(862)	(866)	(3,063)	(12)	(2,268)	(96)	(8,001)
US GAAP adjustments	355	9	17	50	1	133	40	605

	$7,684	$316	$1,771	$4,853	$30	$3,898	$933	19,485

Unallocated corporate amount								485

Total operating costs and expenses, excluding depreciation and amortization								$19,970

(Continued)

	Fixed-Line			Cellular Service	Paging	Internet and Data	All Other	Total
	Local	DLD	ILD
	NT$	NT$	NT$	NT$	NT$	NT$	NT$	NT$
Depreciation and amortization	$4,834	$186	$151	$1,595	$71	$3,085	$322	$10,244
US GAAP adjustments	(52)	(2)	(3)	(16)	(1)	(26)	—	(100)

	$4,782	$184	$148	$1,579	$70	$3,059	$322	10,144

Unallocated corporate amount								32

Total depreciation and amortization								$10,176

Income from operations	$873	$1,896	$809	$8,248	$(69)	$4,122	$(829)	$15,050
Elimination of intersegment amount	(3,128)	288	866	2,762	12	(896)	96	—
US GAAP adjustments	70	—	(5)	(42)	—	(107)	(48)	(132)

	$(2,185)	$2,184	$1,670	$10,968	$(57)	$3,119	$(781)	14,918

Unallocated corporate amount								(517)

Total income from operations								$14,401

Segment income before income tax	$783	$1,944	$791	$8,416	$(70)	$4,174	$(852)	$15,186
Elimination of intersegment amount	(3,128)	288	866	2,762	12	(896)	96	—
US GAAP adjustments	350	7	8	(3)	1	(3)	(16)	344

	$(1,995)	$2,239	$1,665	$11,175	$(57)	$3,275	$(772)	15,530

Unallocated corporate amount								(367)

Total segment income before income tax								$15,163

b.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly inter-connection fees from other telecommunication carriers. The geographic information for revenues is as follows:

	Three Months Ended March 31
	2004	2005
	NT$	NT$
	(Unaudited)	(Unaudited)
Taiwan, ROC	$44,238	$43,595
Overseas	1,390	952

	$45,628	$44,547

c.	Gross sales to major customers

The Company has no single customer account representing 10% or more of its total revenues for all periods presented.

The Company has non-revenue generating offices in Thailand. All non-current assets (including investments in unconsolidated companies, property, plant and equipment, intangible assets, and other assets) except for NT$0.02 million and NT$0.01 million (unaudited) at December 31, 2004 and March 31, 2005, respectively, are located in Taiwan, ROC.

EXHIBIT 3

The Company announcing a review report containing other than unqualified regarding 1Q2005

Date of events: 2005/04/28

Contents:

1. Date of occurrence of the event: 2005/04/28

2. Full text of the CPA audit opinion: The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of March 31, 2005 and 2004, and the related statements of operations and cash flows for the three months then ended, all expressed in New Taiwan thousand dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.

Except for the matters described in the next paragraph, we conducted our reviews in accordance with Statement on of Auditing Standards No. 36 Review of Financial Statements” issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

As stated in Note 9 to the financial statements, we did not review the financial statements of equity-accounted investments, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The aggregate carrying values of the equity-accounted investments were NT$1,410,062 thousand and NT$1,424,068 thousand as of March 31, 2005 and 2004 and the equity in their net gain (loss) were (NT$18,973) thousand and NT$4,586 thousand for the three months then ended. Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with accounting principles generally accepted in the Republic of China.

As stated in Notes 2 and 3 to the financial statements, the Company’s accounts are subject to examination by the Executive Yuan and by the Ministry of Audit of the Control Yuan. The accounts as of and for the year ended December 31, 2003 have been examined by these government agencies, and adjustments from this examinations have been recognized in the accompanying financial statements.

Deloitte & Touche

3. Any other matters that need to be specified: None

EXHIBIT 4

Publication for describing the Company’s financial forecast information reviewed by an independent auditor

Date of events: 2005/04/28

Contents:

1. Fiscal year of the financial forecast: 2005

2. Date of preparation, correction, updating of the financial forecast: 2005/04/28

3. Reason for preparation of the financial forecast: voluntary publicity

4. Name of the reviewing CPA and date of review: Hsieh, Chien-Hsin and Way, Yung-Do, April 15, 2005

5. Date of the board of directors resolution: 2005/04/26

6. Date of public announcement: 2005/04/28

7. Monetary amounts of major accounting items of the balance sheet and income statement: (Format as follows: Accounting item Original forecast data Updated (corrected) data) : format is as follows (Amount in New Taiwan Thousand Dollars):

Accounts	forecast data
Total Current Assets	75,913,422
Investments in Unconsolidated Companies and Funds	6,175,533
Property, Plant and Equipment-Net	359,996,572
Total Intangible Assets	10,016,486
Total Other Assets	2,116,635
Total Assets	454,218,648
Total Current Liabilities	45,812,686
Total Long-term Liabilities	666,227
Reserve for Land Value Incremental Tax	94,986
Total Other Liabilities	6,041,352
Total Liabilities	52,615,251
Capital Stock	96,477,249
Total Capital Surplus	220,399,126
Total Retained Earnings	84,731,787
Cumulative Translation Adjustments	-4,765
Total Stockholders’ Equity	401,603,397
Service Revenues	180,022,828
Costs of Services	94,427,961
Gross Profit	85,594,867
Operating Expenses	31,719,659
Income from Operations	53,875,208
Income before Income Tax	54,868,861
Income Tax	12,531,448
Net Income	42,337,413
Basic Income before Income Tax Per Share (Dollars)	$5.69
Basic Net Income Per Share (Dollars)	$4.39

8. Reason for the correction or update and monetary amount affected: NA

9. CPA review opinion (please enter: “Standard (or Adverse or Disclaimer of) Review report”; if a non-standard review report, please further enter the explanation section and the conclusion of the review opinion): NA

10. Any other matters that need to be specified: None

b	Trading purpose : None

Exhibit 5

Chunghwa Telecom Reports Operating Results for the First Quarter of 2005

Taipei, Taiwan, R.O.C. April 28, 2005 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported revenues for the first quarter of 2005: Revenues totaled NT$44.5 billion, net income totaled NT$12.1 billion and earnings per share (EPS) was NT$ 1.25, or US$ 0.04 per ADS. All figures were prepared in accordance with US GAAP.

Revenues and Costs

Total revenues for the first quarter of 2005 were NT$44.5bn, a 2.4% decrease YoY. Of this, 37.1% was from fixed-line services, 39.2% was from wireless services and 22.6% was from Internet and data services. The decrease in revenues was mainly driven by a reduction in business days due to leap year, a holiday promotion that we initiated in February 2005 during the Chinese New Year, and the ADSL tariff reduction we launched in June 2004. The Company has continued to shift its revenue mix towards growing businesses including Internet and data, and mobile services. Compared to the first quarter of 2004, fixed-line revenues decreased by 7.1%, while revenues from mobile services and Internet and data services continued to grow, increasing by 0.5% and 2.6% respectively.

Total operating costs and expenses for the first quarter of 2005 were NT$30.1bn, a 1.5% decrease YoY. This was mainly due to a decrease in bad debt provision expenses, settlement fees for ILD and interconnection fees for fixed-line services.

Businesses Performance Highlights

Internet and Data Services

•	Internet and data revenue for the first quarter of 2005 was NT$10.1bn, a 2.6% increase YoY.

•	Total Internet subscriptions numbered 3.87mn for the first quarter of 2005 with 53,000 additional subscribers added at the end of March.

•	ADSL subscriber growth continued, with a total of 3.20mn subscribers as of the end of March. This included 132 thousand new subscribers in the first quarter.

Mobile Services

•	For the first quarter of 2005, mobile revenues grew by 0.5% YoY to NT$17.4bn.

•	At the end of March 2005, the Company had 8.17mn mobile subscribers. Growth in subscriber numbers was somewhat limited due to the reduction of prepaid customers; however, Chunghwa remains the leading mobile operator in Taiwan in both revenue and subscriber market share with 36.3% and 38.4% respectively as of the end of February.

Fixed-line Services

•	Fixed-line revenues for the first quarter of 2005 were NT$16.6bn, a decrease of 7.1% YoY.

•	As of the end of March 2005, the number of fixed-line subscribers totaled 13.26mn.

Financial Statements

Financial statements and additional operational data can be found on the Chunghwa Telecom website at www.cht.com.tw/ir/filedownload.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

Note Concerning Forward-looking Statements

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa Telecom to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of state owned enterprises by the ROC government and extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa Telecom’s Form F-1 filed with the U.S. Securities and Exchange Commission in connection with our U.S. initial public offering.

The financial statements included in this press release were prepared and published in accordance with U.S. GAAP. Chunghwa Telecom also prepared certain financial statements for the same periods discussed in this press release under ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP. As a result, our results under U.S. GAAP and ROC GAAP may in many events be substantially different.

The forward-looking statements in this press release reflect the current belief of Chunghwa Telecom as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw

Exhibit 6

Chunghwa Telecom Announces Full Year 2005 Guidance

Estimated 2005 Full Year EPS of NT$4.39

Taiwan, April 28, 2005 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today announced guidance for the full year 2005.

The Company estimates that full year 2005 revenues will be NT$180.0 billion, income before income tax will be NT$54.9 billion, net income will be NT$42.3 billion and earnings per share (EPS) will be NT$4.391.

The Company has launched several strategic initiatives to actively compete in the intensely competitive Taiwanese telecom market. These include strengthening internal management to improve operating efficiency, further enhancing network quality to retain existing customers, and proactively introducing new services to attract additional customers.

The Company has also disclosed that as of the end of the first quarter, it is on track to meet its estimated year-end guidance. As of the end of the first quarter of 2005, service revenues were NT$44.0 billion, which is equivalent to 24.4% of the year-end estimate; cost of services and operating expenses together were NT$29.6 billion, which is equivalent to 23.5% of the year-end estimate; and net income was NT$11.6 billion, which is equivalent to 27.5% of the year-end estimate.

[1]	Unless otherwise stated, all financial figures disclosed in this announcement are prepared in accordance with ROC GAAP, which differ in some material respects from generally accepted accounting principles in the United States.

About Chunghwa Telecom Co., Ltd.

Chunghwa Telecom is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line services, mobile services and Internet and data services to residential and business customers in Taiwan. Further information about Chunghwa Telecom may be found on the Internet at www.cht.com.tw.

Disclaimer

This notice contains forecasts regarding results of operations of the Company, which forecast may not be realized in the future. You should refer to the critical accounting policies of the Company and the assumptions thereof for any further details.

For inquiries please contact:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

ffshen@cht.com.tw